Exhibit 99.1

MOL Global, Inc. Announces MOL AccessPortal Sdn. Bhd. Management Changes

KUALA LUMPUR, Malaysia, November 5, 2015 (GLOBE NEWSWIRE) -- MOL Global, Inc. (Nasdaq:MOLG) ("MOL" or the "Company"), a leading e-payment enabler for online goods and services in emerging and developed markets, announced today that Ganesh Kumar Bangah has resigned as Chief Executive Officer of MOL AccessPortal Sdn. Bhd. ("MOLAP"), MOL's principal operating subsidiary in Malaysia and holding company for its other subsidiaries, with effect from October 31, 2015. MOLAP has named Wilson Soon Poh Beng, previously MOLAP’s Chief Operating Officer, as MOLAP’s new Chief Executive Officer, effective immediately.

Mr Bangah remains Executive Chairman and a Director of MOL and a Director of MOLAP.

Investor Relations Contact:
MOL Global, Inc.
Charles Tan
Email: IR@mol.com

MOL Global, Inc.